COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH


06015934

August 9, 2006


RECEIVED
AUG 1 0 2006
151

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English version of the Commerzbank group Interim Report, dated as of June 30, 2006, that was released today, together with a press release issued today in Frankfurt concerning the Commerzbank group interim results as of June 30, 2006. Both items have been published on the Commerzbank head office website, and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH


Steven A. Troyer
Vice President & Counsel (USA)


Jennifer O'Neill
Assistant Cashier


PROCESSED
AUG 1 4 2006
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



Press release

For the business editor

August 9, 2006

SEC File No. 082-02523

CIK 0000852933

Interim report as of June 30, 2006

Commerzbank achieves good operating profit: revenue boosted by consolidation of Eurohypo and changed business model for Corporates & Markets

Consolidated surplus rises to 1,025m euros at halfway stage – after-tax return on equity of 17.9%

The Commerzbank Group – including Eurohypo fully consolidated for the first time – generated an operating profit of 700m euros in the second quarter of 2006. After restructuring charges of 214m euros, the consolidated surplus was 285m euros.

For the first half of the year as a whole, the bank posts an encouraging operating profit of 1,659m euros and a consolidated surplus of 1,025m euros. Based on the higher number of shares issued, this translates into earnings per share of 1.56 euros. The return on equity on the consolidated surplus was 17.9% in the first half of the year.

The Board of Managing Directors indicate in their latest interim report that they are quite satisfied with the progress of the Commerzbank Group: "We have achieved a good operating result, to which all business lines have contributed. The main drivers were the consolidation of Eurohypo and the changes to Corporates & Markets' business model. The decision to reposition our investment banking was the right one. The focus on customer-based business and the termination of dedicated proprietary trading are paying off. Despite the good progress made, the cost base and consequently the cost/income ratios are still too high in some business lines for us to be permanently competitive and ready to face future challenges. For this reason, various programmes to boost efficiency are running at present – above all in retail business, IT and transaction banking."

Good trading profit

A notable feature in the second quarter was above all the trading profit, which increased again quarter-on-quarter to 355m euros. Equity derivatives business was again particularly successful. The trading profit of 691m euros in the first six months was Commerzbank's best half-year result to date.

Commerzbank AG
Corporate Communications–Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Eurohypo in particular was an important factor behind the second quarter' s sharp increase in net interest income. Net interest income also benefited from improved results in domestic treasury activities. At the same time, interest income was adversely affected by regular amortization in connection with the acquisition of Eurohypo, greater funding costs for this participation and expenses for the hybrid capital raised by the bank for the first time in March.

Risk provisioning in the first six months is shown virtually unchanged on the previous year at 379m euros, which is within the budgeted framework. Net interest income after provisioning reached 1,506m euros in the January-June period, a good 26% more than a year earlier.

Net commission income for the first six months was 1,377m euros, an increase of 17.6%. While revenue from securities business on behalf of customers was slightly lower in the second quarter due to the difficult market environment, it reached a healthy level. In a year-on-year comparison, income from asset management registered an especially strong rise, but payments and foreign commercial business also made solid contributions.

Overall revenue of 4.18bn euros in the first half of 2006 was 38% higher than a year earlier. At the same time, operating expenses went up by almost 15% to 2.52bn euros, due to the consolidation of Eurohypo and the bank' s good business performance, leading to higher result-based payments to its staff. In addition, its workforce in Germany expanded by roughly 400 in the second quarter of the year. As the board write in their interim report, strict cost discipline remains a top priority.

The consolidated balance sheet total shrank further, according to plan, to 616bn euros in the second quarter. The core capital ratio (including the market-risk position) was 6.5% at mid-year, which is within this year' s target range.

New segment structure: Corporates & Markets and *Mittelstand* outstanding

The integration of Eurohypo has also substantially altered the bank' s organizational structure and consequently the presentation of its segments as well. The existing operating divisions Retail Banking and Asset Management, on the one hand, and Corporate and Investment Banking, on the other, have been joined by a further division, Commercial Real Estate, Public Finance and Treasury. A further change affects Corporate and Investment Banking, which instead of three now consists of two segments, as International Corporate Banking has been assigned to the two segments *Mittelstand* and Corporates & Markets.

A further change is the inclusion of Eurohypo' s home loan business in the Private and Business Customers segment. In this new set-up, it achieved an operating profit of 163m euros in the first half of the year under changed conditions in the capital markets. It should be noted that this business line has to shoulder the lion' s share of the result-based increase in personnel costs. Its operating return on equity was 14.8%. In addition, it has to bear a 96m euro restructuring charge for setting up a retail credit platform.

In Asset Management, revenue in the first half of the year expanded by almost 30%. At mid-year, assets of 104bn euros were being managed for private and institutional customers. Its operating return on equity improved to 23.8%.

Commerzbank's *Mittelstand* segment made further progress in the first half of this year. Here, the Polish subsidiary BRE Bank made a contribution, generating its best result in the past six years. The operating return on equity rose to 18.9%.

There was a strong surge in the result produced by the bank' s Corporates & Markets unit. With volatile markets and an historically low risk level, it raised its operating profit sharply in the first six months to 346m euros, translating into a return on equity of 27%.

In the two new segments Commercial Real Estate and Public Finance and Treasury, comparison with the previous year is barely possible as the full consolidation of Eurohypo was not felt until the second quarter. In the first half of the year, the operating return on equity was 13.7% and 33.1%, respectively.

Note:
The complete interim report is available on the internet at
https://www.commerzbank.com/aktionaere/konzern/index.html
Further details on the figures will be provided by Dr. Eric Strutz, Commerzbank' s Chief Financial Officer, at a conference call for journalists today, August 9 at 10.30 a.m. The accompanying charts can be found at:
https://www.commerzbank.de/presse/archiv/praesentationen/index.html

Commerzbank Group: income statement (in million euros):

	H1 2006[1]	H1 2005	Q2 2006[1]	Q2 2005
Net interest income	1,885	1,568	1,060	847
Provision for possible loan losses	-379	-375	-225	-177
Net commission income	1,377	1,171	659	593
Trading profit	691	256	355	6
Net result on investments/ and securities portfolio	629	378	184	84
Operating expenses	2,517	2,195	1,327	1,088
Other result	-27	29	-6	26
Operating profit	**1,659**	**832**	**700**	**291**
Restructuring expenses	214	—	214	—
Pre-tax profit	**1,445**	**832**	**486**	**291**
Taxes	331	199	146	83
After-tax profit	**1,114**	**633**	**340**	**208**
Consolidated surplus	**1,025**	**570**	**285**	**175**

Earnings per share, in euros	1.56	0.96
Return on equity on the consolidated surplus[2]	17.9%	12.4%
Operating cost/income ratio	55.3%	64.5%

[1] Eurohypo fully consolidated as from Q2 2006
[2] annualized

| interim report as of june 30, 2006 |

COMMERZBANK



highlights of commerzbank group

	1.1.–30.6.2006	1.1.–30.6.2005
Income statement		
Operating profit (€ m)	1,659	832
Operating profit per share (€)	2.53	1.40
Pre-tax profit (€ m)	1,445	832
Net profit (€ m)	1,025	570
Earnings per share (€)	1.56	0.96
Operating return on equity[1] (%)	26.9	16.2
Cost/income ratio in operating business (%)	55.3	64.5
Return on equity of consolidated surplus[1] (%)	17.9	12.4

	30.6.2006	31.12.2005
Balance sheet		
Balance-sheet total (€ bn)	615.8	444.9
Risk-weighted assets according to BIS (€ bn)	231.6	149.7
Equity (€ bn) as shown in balance sheet	14.2	13.7
Own funds (€ bn) as shown in balance sheet	27.4	21.8
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	6.6	8.3
Core capital ratio, including market-risk position (%)	6.5	8.1
Own funds ratio (%)	10.3	12.5

	30.6.2006	30.6.2005
Commerzbank share		
Number of shares issued (million units)	656.8	598.6
Share price (€, 1.1.–30.6.) high	33.96	19.11
low	24.66	15.17
Book value per share[2] (€)	20.67	19.02
Market capitalization (€ bn)	18.7	10.8
Staff		
Germany	27,521	24,997
Abroad	8,141	7,581
Total	35,662[3]	32,578
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F1/A	F2/A-

1) annualized; 2) without measurement of cash flow hedges and minority interests; 3) including Eurohypo (2,368)

The figures contained in this report are unaudited.

interim report as of june 30, 2006

To our shareholders

The integration of Eurohypo is running entirely according to plan; the resolved measures are being smoothly implemented. The focus is now already on expanding operating business, which is benefiting from the first cross-selling successes. Joint risk management has been firmly established since the spring; the treasury activities of the two institutions are managed centrally. At present, we are working on the integration of back-office and corporate-centre functions. In 2007, the joint retail credit platform is to be launched. All the measures will have had an impact by 2008, enabling us to realize to the full cost synergies of €142m.

Earnings quality remains sound

We can be quite satisfied with the progress of the Commerzbank Group: we have achieved a good operating result, to which all business lines have contributed. The main drivers were the consolidation of Eurohypo and the changes to Corporates & Markets' business model. The decision to reposition our investment banking was the right one. The focus on customer-based business and the termination of dedicated proprietary trading are paying off. Despite the good progress made, the cost base and consequently the cost/income ratios are still too high in some business lines for us to be permanently competitive and ready to face future challenges. For this reason, various programmes to boost efficiency are running at present – above all in retail business, IT and transaction banking.

As far as our figures are concerned, it should be noted that Eurohypo has been fully consolidated since the start of the second quarter, after we had raised our stake to just over 98% on March 31. Up to the end of the first quarter, it had been consolidated on an at equity basis, which means that its profit contribution appeared under net interest income.

From January to June, we generated net interest income of €1.89bn at Group level, 20.2% more than a year previously. In the second quarter, Eurohypo contributed €257m to this item, as against €53m on an at equity basis from January to March. Net interest income also benefited from our German treasury results, which are now rising again. At the same time, there were several adverse factors: for one thing, the so-called purchase accounting effect, i.e. regular amortization in connection with the acquisition of Eurohypo; for another, much higher funding costs for this participation and the expenses for the hybrid capital issued in March. The net result on equity participations was lower, as Eurohypo is now fully consolidated and a weaker contribution was forthcoming from Deutsche Schiffsbank.

For risk provisioning, we have set aside €379m, leaving us within the budgeted framework for 2006. Despite the inclusion of Eurohypo's provisioning as from the second quarter, the item is only €4m higher overall than a year earlier. Net interest income after provisioning rose 26.2% to €1.5bn.

In the second quarter, we registered somewhat lower – though still healthy – revenues from securities business conducted on behalf of our customers. The Bank continues to be successful in its asset management; payment transactions and foreign commercial business also produced further solid contributions. All told, our net commission income reached €1.38bn, 17.6% more than in the first half of 2005, with €32m of this stemming from Eurohypo in the second quarter.

Our trading units produced excellent performance, even improving on the good figures of the first quarter. All in all, we achieved €691m in the first half of the year, compared with €256m a year previously. We were especially successful with structured products. Our concentration on customer-based business is bearing ever greater fruit.

In the current year, the net result on the investments and securities portfolio mainly reflects the disposal of our interest in Korea Exchange Bank, which generated proceeds of roughly €550m. Having placed 8.1% with institutional investors at end-February, we sold the remaining 6.5% in the second quarter. Altogether, we show this item at €629m for the first half of the year, as against €378m a year earlier.

Cost discipline retains high priority

The rise in operating expenses compared with the first quarter is largely due to the consolidation of Eurohypo. But the year-on-year increase was also produced by good business performance overall, leading to extra personnel costs, as we have formed larger provisions for bonuses and long-term incentive plans. Personnel costs from January to June were 22.1% higher at €1.55bn. At end-June 2006, the Group had a workforce of 35,662 (end-June 2005: 32,578).

Other operating expenses rose by 7.1% to €817m; depreciation on fixed assets and other intangible assets was down 8.1% to €147m. Overall, operating expenses reached €2.52bn, 14.7% more than in the first half of 2005.

Restructuring expenses recognized

All in all, we post an operating profit of €1,659m as the balance on all income and expenses for the January-June period, which is practically 100% more than a year previously. For the integration of Eurohypo into the Commerzbank Group and the already-mentioned programmes to boost efficiency, we have recognized restructuring expenses of €214m. After this amount, taxes and the profit/loss attributable to minority interests have all been deducted, a consolidated surplus of €1,025m remains, compared with €570m in the first half of 2005. With an average of 656.2m shares issued, earnings per share amount to €1.56 (previous year: €0.96 based on 594.2m shares).

Consolidated balance-sheet total now €615.8bn

We already included Eurohypo in our balance sheet as of March 31. Since then, our balance-sheet total has contracted by 2.6% to €615.8bn. Claims on customers did not follow this trend, expanding by €1.2bn in the course of the second quarter. The consolidated balance-sheet total is 38.4% higher than at end-2005. Risk-weighted assets reached €231.6bn, as against €149.7bn at end-2005. Equity, including the consolidated surplus for the first half of the year, expanded by 4.0% to €14.2bn. Whereas subscribed capital, the capital reserve and retained earnings remained virtually unchanged, the revaluation reserve shrank by 44% to €1.1bn, not least because we reduced our portfolio of equity participations. Thanks to the higher interest-rate level, the net result on cash flow hedges improved considerably.

Altogether, our own funds increased from €21.8bn to €27.4bn, mainly due to higher subordinated capital and the hybrid capital raised in March. At 6.5%, the core capital ratio was within our target range, while our own funds ratio reached 10.3%.

New structure in segment reporting

In the course of integrating Eurohypo, we have altered Commerzbank's organizational structure and with it our segment reporting. The existing operational divisions Retail Banking and Asset Management and Corporate and Investment Banking have been joined by Commercial Real Estate, Public Finance and Treasury. The assignment of the various business lines and regions outside Germany to the individual divisions is described in detail on page 14 of this report. For comparison purposes, the year-ago figures have also been adjusted to this new structure.

Private and Business Customers enlarged to include Eurohypo

The retail business of Eurohypo has been integrated into this segment. Net interest income and provisioning in particular have risen on account of the larger loan book. Net commission income improved year-on-year, even though it was much lower than in the exceptionally good first quarter. All told, revenue increased by 9.3% to €1,086m. At €923m, operating expenses were up by a good 10%, reflecting the inclusion of Eurohypo business and the higher outlays for bonuses, given good business performance.

The operating profit reached €163m, compared with €158m for the same period of 2005. In order to realize synergies in the joint credit processing of Commerzbank and Eurohypo, we have recognized restructuring charges of €96m. As a result, a pre-tax profit of €67m is left. With an average level of just over €300m more equity tied up, the operating return on equity was 14.8%, compared with 16.6% a year earlier. The cost/income ratio improved slightly from 77.0% to 76.0%.

Asset Management generating higher commission income

Thanks to stronger sales performance at all units in this segment, we were able to raise our assets under management from €94.8bn at mid-2005 to €103.8bn. Revenue was almost 30% higher in the first half of the year than during the same period of last year. On account of the good performance, provisions for bonuses and long-term incentive plans were increased substantially here as well, lifting operating expenses by almost 30%.

The operating profit increased from €54m in 2005 to €69m. With a slightly stronger equity base, the operating return on equity was 23.8%, as against 20.7% a year earlier. The cost/income ratio was virtually unchanged at 79.9%.

Mittelstand continues on upward course

With credit margins stable and volume expanding, net interest income was somewhat higher. Provisioning was reduced considerably. We made encouraging progress with net commission income. The improved trading profit is mainly due to BRE Bank, which a few days ago reported its best half-year results for the past six years. Overall, revenue was up 18.2% in the *Mittelstand* segment. Operating expenses rose by 8.6%; here too, good business performance led to higher personnel costs.

After €208m a year ago, we achieved an operating profit of €293m. With a practically unchanged average level of equity tied up, the operating return on equity works out at 18.9%, as against 13.8% in the previous year. The cost/income ratio was more or less constant at 54.5%.

Corporates & Markets even successful in volatile markets

Concentration on customer-based business yielded an excellent result at Corporates & Markets. Despite volatile markets, we achieved sustained earnings growth and a historical low for the risk level. This was primarily due to our innovative products – including those for private customers. Thanks to the trading profit, we managed to boost revenue in this segment by 51.9%. Strict cost discipline held operating expenses virtually at their year-ago level.

The operating profit soared from €63m last year to €346m. Modest restructuring expenses of €3m are still required for repositioning our Western European operations, now included in this segment. With the average equity tied up some €165m lower, we show an operating return on equity of 27.0%, compared with only 4.6% a year earlier. The cost/income ratio fell from 83.2% to 57.7%, an excellent level for an investment bank.

Commercial Real Estate with buoyant new business

This new segment brings together CommerzLeasing und Immobilien, CORECD and Eurohypo's commercial real-estate activities. As the effect of Eurohypo being fully consolidated was not felt until the second quarter of 2006, comparison with the year-ago figures is barely possible. New business was mainly focused on Continental Europe and the USA, while a slight decline was registered in Germany. Overall, though, the credit portfolio expanded by only 2% after securitization is taken into account. In the first half of the year, we achieved revenue of €296m, as against €86m in the same period of 2005. Operating expenses were up from €44m to €144m.

This translates into an operating profit of €152m (previous year: €42m). Restructuring charges in this segment related to the integration of Eurohypo amounted to €13m. The operating return on equity reached 13.7%, compared with 18.8%. This figure is not comparable either, as the average level of equity tied up has increased from €446m a year ago to a current €2.2bn. The cost/income ratio climbed from 36.4% to 40.3%.

Public Finance and Treasury

Public Finance and Treasury comprises Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance activities and Group Treasury. Here, too, comparisons are severely restricted by the consolidation of Eurohypo. Net interest income produced higher revenue, which rose by 45% to €219m. Operating expenses doubled to €43m.

The operating profit reached €176m, as against €130m a year previously. Restructuring expenses in this segment amount to €6m. With a slightly larger equity base, the operating return on equity was 33.1%, compared with 27.8% a year earlier. As is normal for mortgage banks, the cost/income ratio was low, at 18.3%.

Outlook

With the income from equity participations included, we show an operating return on equity of 26.9% for the Group as a whole; the after-tax return on equity was 17.9%. We are satisfied with what we have achieved, but are aware that we have to do and attain more in order to reach – or even exceed – our medium- to long-term RoE targets. For 2006, we have set ourselves a target of at least 10% – without special factors – for the after-tax return on equity. We will only begin to match the RoE levels of our European competitors once we are able to achieve a sustained after-tax return on equity of 15%. This is and will continue to be our ambition.

We intend to build upon our position as the leading German commercial bank and make an active contribution towards consolidating the German banking market. We will grow organically and, wherever reasonable, by selective acquisitions as well – also in foreign markets. In order to remain competitive in the future, we will need constantly to monitor our business processes and systematically explore every potential means of boosting efficiency. We know that we can only live up to the expectations of our customers, shareholders and employees through a sustained increase in earnings power. And we feel a commitment to this goal.

Frankfurt am Main, August 2006
The Board of Managing Directors



Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6) – Accounting principles and consolidated companies –

Accounting principles

Our interim financial statements as of June 30, 2006, were prepared in accordance with the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), and their interpretations by the Standing Interpretation Committee (SIC) and the International Financial Reporting Interpretation Committee (IFRC), approved and published by the International Accounting Standards Board (IASB). These financial statements are based on the IAS/IFRS rules, as they are to be applied in the EU.

In preparing this interim report, we have employed – with the exceptions stated below – the same accounting policies as in our consolidated financial statements as of December 31, 2005 (see page 106ff. of our 2005 annual report).

We now show leased objects in the balance sheet under Other assets; the Net result on hedge accounting appears in the income statement under Trading profit. Both items are dealt with individually in the Notes.

Consolidated companies

As of January 1, 2006, the subsidiaries Commerz Advisory Management Co. Ltd., British Virgin Islands, and Zweite Umbra Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main, were removed from the list of consolidated companies. In February 2006, Hibernia Alpha Beteiligungsgesellschaft mbH, Wiesbaden, was taken over, which holds a 15% interest in Commerzbank Europe (Ireland), Dublin. Through the first-time consolidation as of February 28, 2006, the percentage of the capital of Commerzbank Europe (Ireland) directly and indirectly held rose to 74.5%. Due to the above transaction, Minority interests in the consolidated balance sheet decreased by €82m.

As of March 31, 2006, the following companies were included in the list of consolidated companies for the first time:

- AFÖG GmbH & Co. KG, Frankfurt am Main
- Commerzbank Capital Funding Trust I, Wilmington/Delaware
- Commerzbank Capital Funding Trust II, Wilmington/Delaware
- Commerzbank Capital Funding LLC I, Wilmington/Delaware
- Commerzbank Capital Funding LLC II, Wilmington/Delaware
- CommerzFactoring GmbH, Mainz
- Eurohypo Aktiengesellschaft, Eschborn

On November 16, 2005, Commerzbank Inlandsbanken Holding AG, a subsidiary of our Group, concluded purchase agreements to acquire 66.2% of the shares of Eurohypo Aktiengesellschaft at a price of €4.56bn. 17.1% of the shares were already acquired on December 15, 2006. The Eurohypo sub-group, previously included in the consolidation on an at equity basis, has been fully consolidated, therefore, since March 31, 2006. The decline in the holdings in associated companies since December 31, 2005, amounts to €3,361m.

For the first quarter of 2006, the profit contribution from Eurohypo is shown, as previously, in Net interest income under the item Result on measurement of investments, investments in associated companies and holdings in subsidiaries. Since April 1, 2006, the result of the Eurohypo sub-group has been fully consolidated.

South East Asia Properties Ltd., London, was included in the list of consolidated companies per June 30, 2006.

At end-June 2006, Commerzbank AG removed CBP Cofonds (including CICO-Fonds II), a pension fund held for pension obligations with a volume of €1.5bn, from its balance sheet and transferred its assets to a contractual trust arrangement (CTA). The assets required to finance the pension obligations were transferred to the legally independent trustee Commerzbank Pensions Trust e.V. In accordance with IAS 19.54, the transferred assets appear net of the pension provisions.

There were no other material effects on either the Group's net assets and financial position or its earnings performance.

consolidated income statement

	Notes	1.1.–30.6.2006 € m	1.1.–30.6.2005 € m	Change in %
Net interest income	(1)	1,885	1,568	20.2
Provision for possible loan losses	(2)	–379	–375	1.1
Net interest income after provisioning		1,506	1,193	26.2
Net commission income	(3)	1,377	1,171	17.6
Trading profit*)	(4)	691	256	.
Net result on investments and securities portfolio (available for sale)	(5)	629	378	66.4
Other result	(6)	–27	29	.
Operating expenses	(7)	2,517	2,195	14.7
Operating profit		**1,659**	**832**	**99.4**
Restructuring expenses		214	–	.
Pre-tax profit		**1,445**	**832**	**73.7**
Taxes on income		331	199	66.3
After-tax profit		**1,114**	**633**	**76.0**
Profit/loss attributable to minority interests		–89	–63	41.3
Consolidated surplus		**1,025**	**570**	**79.8**

*) Since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the year-ago figures have been restated accordingly.

Earnings per share	1.1.–30.6.2006	1.1.–30.6.2005	Change in %
Operating profit (€ m)	1,659	832	99.4
Consolidated surplus (€ m)	1,025	570	79.8
Average number of ordinary shares issued (units)	656,207,346	594,198,149	10.4
Operating profit per share (€)	2.53	1.40	80.7
Basic earnings per share (€)	1.56	0.96	62.5

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2006		2005			
Net interest income	1,060	825	833	771	847	721
Provision for possible loan losses	–225	–154	–40	–151	–177	–198
Net interest income after provisioning	835	671	793	620	670	523
Net commission income	659	718	645	599	593	578
Trading profit*)	355	336	217	212	6	250
Net result on investments and securities portfolio (available for sale)	184	445	190	79	84	294
Other result	–6	–21	–9	6	26	3
Operating expenses	1,327	1,190	1,370	1,097	1,088	1,107
Operating profit	**700**	**959**	**466**	**419**	**291**	**541**
Restructuring expenses	214	–	37	–	–	–
Pre-tax profit	**486**	**959**	**429**	**419**	**291**	**541**
Taxes on income	146	185	84	126	83	116
After-tax profit	**340**	**774**	**345**	**293**	**208**	**425**
Profit/loss attributable to minority interests	–55	–34	–12	–31	–33	–30
Consolidated surplus	**285**	**740**	**333**	**262**	**175**	**395**

*) Since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the year-ago figures have been restated accordingly.

 

consolidated balance sheet

Assets	Notes	30.6.2006 € m	31.12.2005 € m	Change in %
Cash reserve		3,336	8,628	–61.3
Claims on banks	(9, 11)	84,512	86,203	–2.0
Claims on customers	(10, 11)	297,081	153,674	93.3
Provision for possible loan losses	(12)	–7,687	–5,181	48.4
Positive fair values from derivative hedging instruments		7,527	4,734	59.0
Assets held for dealing purposes	(13)	87,246	100,321	–13.0
Investments and securities portfolio	(14)	131,789	86,241	52.8
Intangible assets	(15)	1,776	973	82.5
Fixed assets	(16)	1,369	1,525	–10.2
Tax assets		5,617	5,538	1.4
Other assets	(17)	3,213	2,205	45.7
Total		**615,779**	**444,861**	**38.4**

Liabilities and equity	Notes	30.6.2006 € m	31.12.2005 € m	Change in %
Liabilities to banks	(18)	136,329	129,900	4.9
Liabilities to customers	(19)	146,235	102,846	42.2
Securitized liabilities	(20)	221,005	96,920	.
Negative fair values from derivative hedging instruments		13,985	9,839	42.1
Liabilities from dealing activities	(21)	62,250	74,999	–17.0
Provisions	(22)	2,673	3,521	–24.1
Tax liabilities		4,271	3,706	15.2
Other liabilities	(23)	1,636	1,337	22.4
Subordinated capital	(24)	10,081	8,143	23.8
Hybrid capital	(25)	3,116	–	.
Equity of Commerzbank Group		14,198	13,650	4.0
Subscribed capital		1,707	1,705	0.1
Capital reserve		5,698	5,686	0.2
Retained earnings		4,153	4,165	–0.3
Revaluation reserve		1,118	1,995	–44.0
Measurement of cash flow hedges		–387	–1,069	–63.8
Reserve arising from currency translation		–130	–107	21.5
2005 consolidated profit*)		–	328	.
Consolidated surplus 1.1.–30.6.2006		1,025	–	.
Total before minority interests		13,184	12,703	3.8
Minority interests		1,014	947	7.1
Total		**615,779**	**444,861**	**38.4**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first six months:

€ m	Sub-scribed capital	Capital reserve	Retained earnings	Revalu-ation reserve	Measure-ment of cash flow hedges	Reserve from currency trans-lation	Consoli-dated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2005	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Consolidated profit							328	328		328
Allocation to retained earnings			837					837		837
Profits/losses								–	106	106
Changes in revaluation reserve				395				395	–73	322
Changes arising from cash flow hedges					145			145	–64	81
Changes in currency reserve						85		85		85
Comprehensive income 2005	**–**	**–**	**837**	**395**	**145**	**85**	**328**	**1,790**	**–31**	**1,759**
Capital increases	150	1,177						1,327	23	1,350
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–81	–81
Dividend							–150	–150		–150
Changes in companies included in consolidation and other changes*)	8	20	–55					–27	–233	–260
Equity as of 31.12.2005	**1,705**	**5,686**	**4,165**	**1,995**	**–1,069**	**–107**	**328**	**12,703**	**947**	**13,650**
Consolidated profit							1,025	1,025		1,025
Allocation to retained earnings								–		–
Profits/losses								–	89	89
Changes in revaluation reserve				–713				–713	–113	–826
Changes arising from cash flow hedges					684			684	101	785
Changes in currency reserve						–23		–23		–23
Comprehensive income 1st half 2006	**–**	**–**	**–**	**–713**	**684**	**–23**	**1,025**	**973**	**77**	**1,050**
Capital increases								–	25	25
Issue of shares to employees								–		–
Profits/losses in previous year								–	–75	–75
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	2	12	–12	–164	–2			–164	40	–124
Equity as of 30.6.2006	**1,707**	**5,698**	**4,153**	**1,118**	**–387**	**–130**	**1,025**	**13,184**	**1,014**	**14,198**

*) including changes in treasury shares

cash flow statement

€ m	2006	2005
Cash and cash equivalents as of 1.1.	8,628	4,888
Net cash provided by operating activities	33,545	6,872
Net cash used by investing activities	–43,576	–8,337
Net cash provided by financing activities	4,740	173
Total cash flow	–5,291	–1,292
Effects of exchange-rate changes	–1	18
Cash and cash equivalents as of 30.6.	3,336	3,614

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.6.2006 € m	1.1.-30.6.2005 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	7,770	5,911	31.4
Dividends from securities	123	35	·
Current result on investments, investments in associated companies and holdings in subsidiaries	118	149	–20.8
Current income from leasing and similar assets	107	104	2.9
Interest received	*8,118*	*6,199*	*31.0*
Interest paid for subordinated and hybrid capital and also for securitized and other liabilities	6,143	4,546	35.1
Current expenses from leasing and similar assets	90	85	5.9
Interest paid	*6,233*	*4,631*	*34.6*
Total	1,885	1,568	20.2

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.37% (previous year: 2.89%).

(2) Provision for possible loan losses

	1.1.-30.6.2006 € m	1.1.-30.6.2005 € m	Change in %
Allocations	–537	–449	19.6
Reversals of provisions	184	86	.
Balance of direct write-downs and amounts received on written-down claims	–26	–12	.
Total	**–379**	**–375**	**1.1**

(3) Net commission income

	1.1.-30.6.2006 € m	1.1.-30.6.2005 € m	Change in %
Securities transactions	532	450	18.2
Asset management	360	293	22.9
Payments and foreign commercial business	210	208	1.0
Guarantees	82	74	10.8
Income from syndicated business	56	50	12.0
Sundry net commission income	137	96	42.7
Total	**1,377**	**1,171**	**17.6**

Net commission income includes €262m (previous year: €145m) of commissions paid.

(4) Trading profit*)

	1.1.-30.6.2006 € m	1.1.-30.6.2005 € m	Change in %
Net result on trading	666	356	87.1
Net result on the measurement of derivative financial instruments	–10	–87	–88.5
Net result of applying fair value option	28	4	.
Net result on hedge accounting	7	–17	.
Total	**691**	**256**	**.**

*) Since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the year-ago figures have been restated accordingly.

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.6.2006 €m	1.1.-30.6.2005 €m	Change in %
Result on available-for-sale securities	58	144	–59.7
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	571	234	·
Total	629	378	66.4

(6) Other result

	1.1.-30.6.2006 €m	1.1.-30.6.2005 €m	Change in %
Other income	155	87	78.2
Other expenses	182	58	·
Total	–27	29	·

(7) Operating expenses

	1.1.-30.6.2006 €m	1.1.-30.6.2005 €m	Change in %
Personnel expenses	1,553	1,272	22.1
Other expenses	817	763	7.1
Current depreciation on fixed assets and other intangible assets	147	160	–8.1
Total	2,517	2,195	14.7

(8) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IAS rules.

Due to the integration and full consolidation of Eurohypo, changes have been made to the organizational structure of the Commerzbank Group. As of June 30, 2006, we have adapted our segment reporting, and also the year-ago figures, to the new structure.

We report on seven segments:

- Private and Business Customers includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank and the retail banking of Eurohypo.
- Asset Management comprises above all COMINVEST Asset Management, Jupiter International Group, Caisse Centrale de Réescompte and Commerz Grundbesitzgesellschaft.
- *Mittelstand* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.
- Corporates & Markets comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as mergers and acquisitions. In addition, this segment is responsible for business involving multinational companies. It also looks after the regions of Western Europe, America and Africa.
- Commercial Real Estate presents the results of CommerzLeasing und Immobilien, CORECD and Eurohypo's commercial real-estate activities.
- Public Finance and Treasury consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.
- Others and Consolidation registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines.

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets assumed for segment reporting purposes is 6% from the second quarter onwards and 7% for the first quarter.



Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–30.6.2006	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	605	–10	593	161	264	238	34	1,885
Provision for possible loan losses	–128	–	–151	–23	–61	–16	–	–379
Net interest income after provisioning	477	–10	442	138	203	222	34	1,506
Net commission income	626	342	324	52	63	–17	–13	1,377
Trading profit[1]	2	7	54	610	4	–13	27	691
Net result on investments and securities portfolio	–2	6	5	20	4	26	570	629
Other result	–17	–1	–1	29	22	1	–60	–27
Revenue	*1,086*	*344*	*824*	*849*	*296*	*219*	*558*	*4,176*
Operating expenses	923	275	531	503	144	43	98	2,517
Operating profit	163	69	293	346	152	176	460	1,659
Restructuring expenses	96	–	–	3	13	6	96	214
Pre-tax profit	67	69	293	343	139	170	364	1,445
Average equity tied up	2,206	581	3,103	2,565	2,221	1,062	599	12,337
Operating return on equity[2] (%)	14.8	23.8	18.9	27.0	13.7	33.1	.	26.9
Cost/income ratio in operating business (%)	76.0	79.9	54.5	57.7	40.3	18.3	.	55.3
Return on equity of pre-tax profit[2] (%)	6.1	23.8	18.9	26.7	12.5	32.0	.	23.4
Staff (average no.)	10,896	1,864	9,131	1,730	1,407	290	9,208	34,526

1) Since June 30, 2006, the Net result on hedge accounting has been shown as part of the Trading profit; the year-ago figures have been restated accordingly

2) annualized

1.1.–30.6.2005	Retail Banking and Asset Management		Corporate and Investment Banking		Commercial Real Estate, Public Finance and Treasury		Others and Consolidation	Total
€ m	Private and Business Customers	Asset Management	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury		
Net interest income	548	3	579	180	82	191	–15	1,568
Provision for possible loan losses	–92	0	–196	–37	–35	–15	0	–375
Net interest income after provisioning	456	3	383	143	47	176	–15	1,193
Net commission income	536	260	273	68	36	–4	2	1,171
Trading profit	1	5	37	336	–1	–128	6	256
Net result on investments and securities portfolio	0	4	2	8	0	107	257	378
Other result	1	–6	2	4	4	0	24	29
Revenue	*994*	*266*	*697*	*559*	*86*	*151*	*274*	*3,027*
Operating expenses	836	212	489	496	44	21	97	2,195
Operating profit	158	54	208	63	42	130	177	832
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	158	54	208	63	42	130	177	832
Average equity tied up	1,903	523	3,013	2,730	446	935	710	10,260
Operating return on equity*) (%)	16.6	20.7	13.8	4.6	18.8	27.8	·	16.2
Cost/income ratio in operating business (%)	77.0	79.7	54.8	83.2	36.4	12.7	·	64.5
Return on equity of pre-tax profit*) (%)	16.6	20.7	13.8	4.6	18.8	27.8	·	16.2
Staff (average no.)	10,457	1,697	8,596	1,757	607	253	8,188	31,553

*) *annualized*

Notes to the balance sheet

(9) Claims on banks

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
due on demand	19,230	16,813	14.4
other claims	65,282	69,390	–5.9
with a remaining lifetime of			
less than three months	30,271	35,004	–13.5
more than three months, but less than one year	9,938	19,529	–49.1
more than one year, but less than five years	16,539	7,129	.
more than five years	8,534	7,728	10.4
Total	*84,512*	*86,203*	*–2.0*
of which: reverse repos and cash collaterals	36,069	55,568	–35.1

The municipal loans extended by our mortgage banks amount to altogether €25,190m.

(10) Claims on customers

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
with indefinite remaining lifetime	22,126	14,646	51.1
other claims	274,955	139,028	97.8
with a remaining lifetime of			
less than three months	39,987	28,858	38.6
more than three months, but less than one year	32,703	14,052	.
more than one year, but less than five years	106,199	40,286	.
more than five years	96,066	55,832	72.1
Total	**297,081**	**153,674**	**93.3**
of which: reverse repos and cash collaterals	13,857	12,197	13.6

The municipal loans extended by our mortgage banks amount to altogether €72,489m.

(11) Total lending

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Loans to banks	32,463	18,940	71.4
Claims on customers	286,274	145,297	97.0
Bills discounted	353	403	–12.4
Total	**319,090**	**164,640**	**93.8**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans.

(12) Provision for possible loan losses

Development of provisioning	**2006**	**2005**	Change
	€ m	€ m	in %
As of 1.1.	**5,486**	**5,678**	**–3.4**
Allocations	537	449	19.6
Deductions	428	392	9.2
Utilized	*244*	*306*	–20.3
Reversals	184	86	.
Changes in the list of consolidated companies	2,415	–	.
Exchange-rate changes/transfers	–16	13	.
As of 30.6.	**7,994**	**5,748**	**39.1**

With direct write-downs and income received on written-down claims taken into consideration, the allocations and reversals reflected in the income statement gave rise to provision of €379m (previous year: €375m) for lending risks (see Note 2).

Level of provisioning	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Specific valuation allowances	7,168	4,814	48.9
Portfolio valuation allowances	519	367	41.4
Provisioning for balance-sheet items	**7,687**	**5,181**	**48.4**
Provisions in lending business	307	305	0.7
Total	**7,994**	**5,486**	**45.7**

(13) Assets held for dealing purposes

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	22,502	22,080	1.9
Shares and other variable-yield securities	7,977	8,417	–5.2
Promissory notes held for trading purposes	854	1,287	–33.6
Positive fair values from derivative financial instruments	55,913	68,537	–18.4
Total	**87,246**	**100,321**	**–13.0**

(14) Investments and securities portfolio (available-for-sale)

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Bonds, notes and other fixed-income securities	127,771	77,539	64.8
Shares and other variable-yield securities	1,965	2,402	–18.2
Investments	1,647	2,537	–35.1
Investments in associated companies	272	3,643	–92.5
Holdings in subsidiaries	134	120	11.7
Total	**131,789**	**86,241**	**52.8**

(15) Intangible assets

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Goodwill	1,211	758	59.8
Other intangible assets	565	215	.
Total	**1,776**	**973**	**82.5**

(16) Fixed assets

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Land and buildings	779	663	17.5
Office furniture and equipment	590	628	–6.1
Leased equipment*)	–	234	.
Total	**1,369**	**1,525**	**–10.2**

*) included since March 31, 2006 in Other assets

(17) Other assets

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Collection items	160	182	–12.1
Precious metal portfolios	869	982	–11.5
Leased equipment	234	–	.
Non-current assets held for sale	209	228	–8.3
Non-current assets held as financial investments	157	–	.
Sundry assets, including deferred items	1,584	813	94.8
Total	**3,213**	**2,205**	**45.7**

(18) Liabilities to banks

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
due on demand	20,570	15,191	35.4
with remaining lifetime of	115,759	114,709	0.9
less than three months	65,813	84,680	–22.3
more than three months, but less than one year	22,812	13,318	71.3
more than one year, but less than five years	11,364	4,747	.
more than five years	15,770	11,964	31.8
Total	**136,329**	**129,900**	**4.9**
of which: repos and cash collaterals	48,814	49,418	–1.2

(19) Liabilities to customers

	30.6.2006 € m	31.12.2005 € m	Change in %
Savings deposits	11,696	12,432	–5.9
with agreed period of notice of			
three months	10,886	11,549	–5.7
more than three months	810	883	–8.3
Other liabilities to customers	134,539	90,414	48.8
due on demand	52,413	41,189	27.2
with agreed remaining lifetime of	82,126	49,225	66.8
less than three months	35,010	36,303	–3.6
more than three months, but less than one year	6,169	3,380	82.5
more than one year, but less than five years	15,886	2,817	.
more than five years	25,061	6,725	.
Total	**146,235**	**102,846**	**42.2**
of which: repos and cash collaterals	22,296	14,839	50.3

(20) Securitized liabilities

	30.6.2006 € m	31.12.2005 € m	Change in %
Bonds and notes outstanding	207,793	85,235	.
of which: mortgage *Pfandbriefe*	36,067	3,427	.
public-sector *Pfandbriefe*	124,449	60,779	.
Money-market instruments outstanding	13,182	11,608	13.6
Own acceptances and promissory notes outstanding	30	77	–61.0
Total	**221,005**	**96,920**	.

Remaining lifetimes of securitized liabilities	30.6.2006 € m	31.12.2005 € m	Change in %
due on demand	212	4	.
with agreed remaining lifetime of	220,793	96,916	.
less than three months	23,308	18,877	23.5
more than three months, but less than one year	41,911	17,295	.
more than one year, but less than five years	123,672	49,638	.
more than five years	31,902	11,106	.
Total	**221,005**	**96,920**	.

(21) Liabilities from dealing activities

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Currency-based transactions	3,964	4,070	–2.6
Interest-based transactions	46,367	60,767	–23.7
Delivery commitments arising from short sales of securities	4,890	3,299	48.2
Sundry transactions	7,029	6,863	2.4
Total	**62,250**	**74,999**	**–17.0**

(22) Provisions

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	545	1,587	–65.7
Other provisions	2,128	1,934	10.0
Total	**2,673**	**3,521**	**–24.1**

By transferring the pension fund held for pension obligations of Commerzbank AG to a contractual trust arrangement (CTA), we have netted the assets transferred against the pension provisions in accordance with IAS 19.54 (see also page 6).

(23) Other liabilities

Other liabilities of €1,636m comprise obligations arising from invoices not yet received, deductions from salaries to be transferred and deferred liabilities.

(24) Subordinated capital

	30.6.2006	31.12.2005	Change
	€ m	€ m	in %
Subordinated liabilities	7,788	5,410	44.0
Profit-sharing rights outstanding	1,613	1,895	–14.9
Measurement effects	303	679	–55.4
Deferred interest, including discounts	377	159	.
Total	**10,081**	**8,143**	**23.8**

(25) Hybrid capital

	30.6.2006 € m	31.12.2005 € m	Change in %
Hybrid capital	3,056	–	.
Measurement effects	20	–	.
Deferred interest, including discounts	40	–	.
Total	3,116	–	.

Other notes

(26) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.6.2006 € m	31.12.2005 € m	Change in %
Core capital	15,124	12,161	24.4
Supplementary capital	8,730	6,556	33.2
Liable equity capital	**23,854**	**18,717**	**27.4**
Tier III capital	–	–	.
Eligible own funds	**23,854**	**18,717**	**27.4**

as of 30.6.2006	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	152,439	21,154	–	17,139	–	–	190,732
Traditional off-balance-sheet business	4,555	24,223	253	760	355	77	30,223
Derivatives business	–	2,515	–	4,343	–	–	6,858
Total risk-weighted assets	**156,994**	**47,892**	**253**	**22,242**	**355**	**77**	**227,813**

Risk-weighted market-risk position multiplied by 12.5	3,788
Total items to be risk-weighted	231,601
Eligible own funds	23,854
Core capital ratio (excluding market-risk position)	6.6
Core capital ratio (including market-risk position)	6.5
Own funds ratio (including market-risk position)	10.3

as of 31.12.2005			Capital charges in %				Total
€ m	100	50	25	20	10	4	
Balance-sheet business	96,894	7,001	–	12,246	–	–	116,141
Traditional off-balance-sheet business	4,224	17,844	189	623	349	74	23,303
Derivatives business	–	2,141	–	4,493	–	–	6,634
Total risk-weighted assets	**101,118**	**26,986**	**189**	**17,362**	**349**	**74**	**146,078**

Risk-weighted market-risk position multiplied by 12.5	3,638
Total items to be risk-weighted	149,716
Eligible own funds	18,717
Core capital ratio (excluding market-risk position)	8.3
Core capital ratio (including market-risk position)	8.1
Own funds ratio (including market-risk position)	12.5

(27) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.10 at end-June 2006 (31.12.2005: 1.13). This was 10% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €13.6bn (31.12.2005: €17.2bn).

(28) Off-balance-sheet commitments

	30.6.2006 € m	31.12.2005 € m	Change in %
Contingent liabilities	28,272	27,521	2.7
from rediscounted bills of exchange credited to borrowers	2	1	.
from guarantees and indemnity agreements	28,270	27,520	2.7
Irrevocable lending commitments	49,261	36,695	34.2
Other commitments	169	52	.

Provisioning for off-balance-sheet commitments has been deducted from the respective items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.6.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	259,762	119,197	71,893	450,852	4,428	4,587
Interest-based forward transactions	2,142,669	1,723,196	1,509,296	5,375,161	52,324	59,681
Other forward transactions	130,317	202,378	22,844	355,539	6,688	7,077
Total	**2,532,748**	**2,044,771**	**1,604,033**	**6,181,552**	**63,440**	**71,345**
of which: traded on a stock exchange	*120,993*	*74,432*	*4,939*			

31.12.2005	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	245,188	127,317	65,671	438,176	4,385	4,494
Interest-based forward transactions	1,600,110	1,464,095	1,264,422	4,328,627	62,837	70,152
Other forward transactions	97,641	206,595	17,546	321,782	6,049	6,893
Total	**1,942,939**	**1,798,007**	**1,347,639**	**5,088,585**	**73,271**	**81,539**
of which: traded on a stock exchange	*110,117*	*65,416*	*3,139*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model.

For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 82ff. of our 2005 annual report.

Portfolio	30.6.2006	31.12.2005
	€ m	€ m
Commerzbank Group	**32.8**	**39.2**
Corporates & Markets	30.6	26.1
Treasury	13.8	22.1

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	30.6.2006	31.12.2005	30.6.2006	31.12.2005	30.6.2006	31.12.2005
Assets						
Cash reserve	3.3	8.6	3.3	8.6	–	–
Claims on banks	84.4	86.2	84.5	86.2	–0.1	0.0
Claims on customers	297.0	155.8	297.1	153.7	–0.1	2.1
Hedging instruments	7.5	4.7	7.5	4.7	–	–
Assets held for dealing purposes	87.2	100.3	87.2	100.3	–	–
Investments and securities portfolio	131.8	86.2	131.8	86.2	–	–
Liabilities						
Liabilities to banks	136.2	129.9	136.3	129.9	–0.1	0.0
Liabilities to customers	145.8	102.9	146.2	102.8	–0.4	0.1
Securitized liabilities	221.0	97.5	221.0	96.9	0.0	0.6
Hedging instruments	14.0	9.8	14.0	9.8	–	–
Liabilities from dealing activities	62.3	75.0	62.3	75.0	–	–
Subordinated capital	10.2	8.1	10.1	8.1	0.1	–

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €0.2bn as of June 30, 2006 (31.12.2005: €1.4bn). For the most part, cash flow hedges are used for covering these items. As of June 30, 2006, the measurement of cash flow hedges yielded a figure of -€0.4bn (31.12.2005: -€1.1bn).

(32) Treasury shares

	Number of shares*) in units	Accounting par value in €1,000	Percentage of share capital
Portfolio on 30.6.2006	339,819	884	0.05
Largest total acquired during the financial year	936,384	2,435	0.14
Total shares pledged by customers as collateral on 30.6.2006	3,259,412	8,474	0.50
Shares acquired during the financial year	66,991,989	174,179	–
Shares disposed of during the financial year	67,765,466	176,190	–

*) accounting par value per share: €2.60

 

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann
(since April 1, 2006)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Dr.-Ing. Ekkehard D. Schulz
(until March 31, 2006)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch
(since April 1, 2006)

Klaus M. Patig

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman
of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees



Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
820 branches in Germany

Major group companies and holdings

In Germany
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting AG, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta

Foreign branches
Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

| disclaimer | RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.


COMMERZBANK